UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: July 27, 2026

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

77 Corporate Drive

Bridgewater, New Jersey 08807

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Ying Huang as Chief Executive Officer

On July 22, 2026, Ying Huang notified the Board of Directors (the “Board”) of Legend Biotech Corporation (the “Company”) of his resignation from his position as the Company’s Chief Executive Officer and as a member of the Board, effective as of July 24, 2026 (the “Effective Date”). The Company expects that Dr. Huang will continue as an advisor to the Company through August to ensure a smooth transition of his duties. Dr. Huang’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices or the Company’s financial statements or internal controls over financial reporting. The Company has initiated a search for the Company’s next Chief Executive Officer.

Appointment of Alan Bash as Interim Chief Executive Officer

On July 23, 2026, the Board appointed Alan Bash as the Company’s Interim Chief Executive Officer and designated him as the Company’s interim principal executive officer, each effective as of the Effective Date.

Mr. Bash has served as the Company’s President of CARVYKTI since October 2024. Prior to joining the Company, Mr. Bash was the Chief Executive Officer of ZielBio, Inc. from December 2022 to October 2024 and the President and Chief Executive Officer of Checkmate Pharmaceuticals from March 2022 to June 2022. Prior to that, Mr. Bash served in various roles of increasing responsibility at Bristol Myers Squibb from 1999 to 2022. Mr. Bash earned his B.A. from Georgetown University and his MBA from Columbia Business School.

There is no arrangement or understanding between Mr. Bash and any other person pursuant to which he was selected as an officer of the Company. There are no related party transactions between Mr. Bash and the Company that would require disclosure, and there is no family relationship between Mr. Bash and any of the Company’s directors or other executive officers.

This report on Form 6-K is hereby incorporated herein by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-278050 and 333-257625) and Form S-8 (No. 333-239478 and 333-283217), to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION (Registrant)

July 27, 2026	By:	/s/ Carlos Santos Garcia
Carlos Santos Garcia
Chief Financial Officer